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                        June 25, 2024

       Justin M. Hall
       Chief Executive Officer and General Counsel
       NovaBay Pharmaceuticals, Inc.
       2000 Powell Street, Suite 1150
       Emeryville, CA 94608

                                                        Re: NovaBay
Pharmaceuticals, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed June 21, 2024
                                                            File No. 333-280423

       Dear Justin M. Hall:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jimmy
McNamara at 202-551-7349 with any questions.




                        Sincerely,


                        Division of Corporation Finance

                        Office of Life Sciences
       cc:                                              Abby E. Brown